Qualstar Corporation

31248 Oak Crest Drive, Suite 120

Westlake Village, California 91361

April 10, 2015

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:      Qualstar Corporation -- File No. 001-35810

Form 10-K for Fiscal Year Ended June 30, 2014 (filed September 29, 2014)

and Form 10-Q for the Period Ended December 31, 2014 (filed February 12, 2015)

Dear Mr. Spirgel,

Please accept this letter as the response of Qualstar Corporation (“Qualstar” or the “Company”) to the Commission’s comment letter, dated March 13, 2015 (the “March 13th Letter”) concerning the above-referenced Form 10-K and Form 10-Q. For purposes of clarity, we shall respond to each of the Commission’s comments separately in accordance with the specific requests contained in the March 13th Letter.

Form 10-K for Fiscal Year Ended June 30, 2014 (filed September 29, 2014)

Item 1. Business

Data Storage Industry, page 5

1.	Please clarify whether you provide tape only storage solutions or tape and magnetic disc tape storage solutions.

Response: Qualstar provides both tape storage solutions and magnetic disc storage solutions. The Qualstar product, Q24 tape library, is a tape-only storage solution that does not incorporate spinning disk technology as part of the product or solution. The Company’s XLS series tape libraries and our RVA appliance for tape library health monitoring are tape library solutions that include hard disks inside the same unit. Also, our MediaExeQ solution is a tape library that includes a server, hard disks (RAID array) and software. Other products are tape-only storage solutions.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

2.

We note your statement on page 5 that “IT spending has been concentrated on the performance aspect of storage, and adding additional cost effective capacity has lagged as a proportion of total investment. We believe that this performance spending trend is reversing and somewhat…[w]e believe this trend will drive future demand for tape libraries.”

You have included this trend belief in previous annual reports but continue to see decreases in revenue attributable to declines in sales of your data storage tapes. Please provide your basis for this forward looking statement.

Response: Qualstar’s sales trend for the last three years for data storage has been declining. Qualstar attributes some of this decline to the inconsistencies in the Company’s management. In June 2012, the co-founder and CEO, William Gervais resigned and was replaced by Lawrence Firestone. Following Mr. Gervais’ resignation, there was a change in the Company’s sales strategy. As a result, we believe the Company’s sales suffered as long-term customers lost confidence in the Company after the management and strategy changes.

In July 2013, a new Board of Directors was elected by the shareholders and Steven N. Bronson was appointed the Company’s CEO and President, replacing Mr. Firestone. The new Board of Directors changed the strategy of the Company and has hired key individuals to enhance Qualstar’s sales efforts. The Company has introduced new storage products, such as the Q24, the MediaExeQ and the enhanced RLS, to expand its product line in order to generate additional sales. We believe this strategy provides an entrance into new markets, such as entry-level customers, media production data markets, and expandable mid-range units for growing customers. The Company has seen an increase in sales going into the fiscal year of 2015.

With respect to market trends in the data storage industry, we note that in terms of the overall market experience concerning performance trade-off with desire for cost-effective capacity, “big data” is driving the need for low-cost storage. As more data is created and archived to long-term storage (archived data), the need for performance processing is reduced on this set of growing “inactive” archived data. The data storage industry generally agrees and projects data to be growing between 40% and 50% compounded annual growth rate from 2013 to 2020. International Data Corporation (IDC), a recognized industry analyst group, has stated that “the digital universe is doubling in size every two years” (“The Digital Universe of Opportunities: Rich Data and the Increasing Value of the Internet of Things” IDC 2014).

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Industry experts estimate that approximately 80% of data are not accessed after 90 days following their creation (“How Smart Data Tiering Makes Your Archive Modern” by Hitachi Data Systems and Crossroads Systems, Inc. June 2013).

Further, IDC recently reported concerning Fujifilm, a major manufacturer of digital tape cartridges and tape storage solutions that [I]n the past, companies archived data for compliance and security purposes. In a growing number of cases, disk storage was preferred for these archival activities because of the ease of searching for files. With the advent of cloud and big data, however, the old criteria may no longer apply to archiving investment decisions because today’s data is more diverse, there is more data to store, capacity is increasing with greater speed, and retention periods are becoming longer” (“New Possibilities for Tape Storage in the Age of Cloud and Big Data”, Masaaki Moriyama, February, 2014).

With the industry practice of tiered-storage, data files are moved from high performance storage to lower cost media storage as the data ages or is no longer actively used. A typical scenario is data moved from a laptop that uses high performance Solid State Disks (“SSD”), then transferred or backed up to a server with lower performance hard disks (10Krpm and 7200rpm hard drives), then either moved to 5400rpm hard disks (data tubs) or directly to tape libraries for long-term archiving.

Qualstar has seen an increase in the ratio of tape library expansion units (empty slots to hold tape cartridges) to base system units (i.e., those containing tape drives and tape cartridge slots). From fiscal year 2013 to 2014, Qualstar’s ratio of expansion units versus enterprise library purchases has increased. We believe this indicates that the customers are looking more for low-cost storage and less for throughput and performance (i.e. drives to slot ratio is lower).

Customers, page 7

3.	We note from your disclosure on page 34, in the Notes to the Financial Statements you identify a major customer who accounted for 10.6% of revenues. Please tell us the name of your largest customer.

Response: Cambridge Computer Services, Inc. was our largest customer in FY 2014.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, Page 16

4.	Please expand your disclosure to discuss your plans for product expansion. Additionally, expand your disclosure regarding the formation of Qualstar Corporation Singapore Private Limited.

Response: Qualstar has developed a 3-segmented business plan and we have started and will continue to implement the following:

a.	Establish worldwide partnerships with other power supply and data storage related companies that will increase our engineering capabilities to develop new products.

b.

Establish worldwide partnerships with other power supply and data storage companies wherein we can ‘private label’ and sell already established strategic products that fit within our portfolio of products.

c.	Establish a new engineering footprint in Asia, more specifically in Singapore.

Qualstar established a Singapore subsidiary, Qualstar Corporation Singapore Private Limited (“QC Singapore”), in furtherance of its plan to establish an engineering footprint in Singapore. We expect that QC Singapore will allow us to take advantage of the abundance in power engineering talent in hiring strategic engineering personnel for future new product development for the Company. We also believe that QC Singapore will benefit us entering into relationships with various Singapore technical schools that have a strong history of working with local businesses in development of new breakthrough technologies.

Fiscal 2014 compared to Fiscal 2013

Gross Profit, page 24

5.	Please expand your disclosure on the buyback of excess and obsolete inventory from your contract manufacturer.

Response: On December 20, 2012, Qualstar Corporation entered into a contract manufacturing agreement with CTS Electronics Manufacturing Solutions, Inc. (“CTS”), whereby CTS was going to manufacture Qualstar’s RLS and XLS tape libraries. At the commencement of the contract, Qualstar’s then management provided CTS with a very aggressive forecast of Qualstar requirements for RLS tape libraries. However, actual sales of Qualstar’s RLS tape libraries did not match the aggressive forecast of the prior management team. Accordingly, CTS purchased more parts than were required to satisfy Qualstar’s actual sales, and charged substantial set up fees to Qualstar in June of 2013. In July 2013, the new management team revised the forecast for the RLS tape libraries. The lower forecast provided for a level of business that was not economically beneficial to CTS and management realized CTS was not the right manufacturer for the big box size builds. Shortly thereafter, Qualstar began to look for alternatives to the contract manufacturing relationship with CTS, such as bringing the manufacturing of the RLS and XLS tape libraries in house at Qualstar. On December 20, 2013, Qualstar and Benchmark Electronics Manufacturing Solutions, Inc.(“Benchmark”), (the successor to CTS) entered into a settlement agreement (“Settlement Agreement”), whereby the contract manufacturing relationship was terminated and the parties agreed that Qualstar would purchase from Benchmark all Qualstar specific inventory on hand. Qualstar completed the purchase of Benchmark’s parts inventory in January 2014 for a total of $1.9 million. Qualstar is currently manufacturing its own RLS tape libraries in house, and will continue to do so until an alternative is found. As a result of the Settlement Agreement, Qualstar now has excess inventory. A detailed review was completed of the tape library inventory and a reserve of $1.6 million was recorded for excess and obsolete inventory for the quarter ended March 31, 2014. We also incurred storage and handling charges on the inventory parts that Benchmark purchased on Qualstar’s behalf due to the terms of the contract previous management entered into with CTS.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

The inventory buy back resulted in a $1.9 million reduction of cash for the inventory and a $1.6 million expense in cost of sales for the increased reserve of excess and obsolete inventory.

At this time, we believe that bringing the tape library manufacturing back to Qualstar benefits our customers by providing better product quality and service. It will also give us more control over our inventory levels, and improve our flexibility in inventory planning, until a more compatible contract manufacturer can be found.

Financial Statements

Note 1 – Accounting Policies, page 32

6.

Refer to your accounting policy for revenue recognition on page 33. Please expand the disclosure to explain the terms of the revised contract that permit recording revenues on a gross basis. Also, please explain why you are not recording revenues as services are provided rather than pro rata, since the new contract is based on a fee per incident model. Please also revise your critical accounting policy on page 20 accordingly.

Response: Page 33, revised as set forth below:
(These changes will be reflected in future 10K and 10Q filings)

Service contracts are sold by Qualstar to customers for a period of time to provide product support after the warranty expires. The service contracts allow customers to call Qualstar for technical support, replace defective parts and to have onsite service provided by Qualstar’s third party contract service provider.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

In January 2013, Qualstar’s third party service contract provider changed the terms of its agreement with the Company that triggered a change in revenue recognition policy from the gross method to the net method for contract services. The terms of the agreement changed from a fixed fee coverage per library model over the customer’s entire contractual service period to a fee per incident model.

As a result, beginning in the quarter ended March 31, 2013, the Company adopted the gross method of revenue recognition to better match revenues and expenses. Prior to the change in the service contract, revenue for service was recorded by the Company net of the expense of the third party billing. The Company recognized a liability for the contractual maintenance cost from the service provider upfront at the time of the revenue recognition, the service revenue was recognized on a net basis. Following the change in the service contract, the Company records revenues for contract services at the amount of the service contract, but such amount is deferred at the beginning of the service term and amortized ratably over the life of the contract. Related expenses for fulfilling the service contract are expensed when incurred and recorded in cost of sales. These costs include the repair or replacement of the parts, the cost of any onsite service on a per incident cost and technical support. This change in revenue recognition was applied prospectively.

The Company’s modification of the revenue recognition method for contract services, was due to a change in the terms of the agreement with the Company’s services provider, thus it is not considered to be a change in accounting principle and was applied prospectively, in the quarter ended March 31, 2013. The Company recorded a one-time, non-cash increase to deferred revenues of approximately $454,000 with an equal offset to revenues and net loss, for the quarter ended March 31, 2013.

Page 20, revised as set forth below:
(These changes will be reflected in future 10K and 10Q filings)

We recognize revenue in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition,” when there is persuasive evidence that an arrangement exists, title and risk of loss have passed, delivery has occurred, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to our customers upon shipment. In limited circumstances where either title or risk of loss pass upon destination or acceptance or when collection is not reasonably assured, we defer revenue recognition until such events occur.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

In general, customers are allowed to return the product, free of penalty, within thirty days of shipment, if the product does not conform to its specifications.
We record an allowance for estimated sales returns based on past experience and current knowledge of our customer base. Our experience has been such that only a very small percentage of products are returned. Should our experience change, however, we may require additional allowances for sales returns.
Revenue for established products that have previously satisfied a customer’s acceptance requirements and provide for full payment tied to shipment is generally recognized upon shipment and passage of title. In limited cases where a prior history of customer acceptance cannot be demonstrated or sales where customer payment dates are not determinable or when collection is not reasonably assured, revenue is deferred until customer acceptance occurs or payment has been received.

Service contract revenues are recorded as deferred at the beginning of the service term and amortized ratably over the life of the contract. Expenses incurred related to fulfilling the service contract are expensed when incurred. The recording of service contract revenue changed in the quarter ended March 31, 2013, as the third party service contract provider changed the terms of its agreement with the Company, which in turn triggered a change in revenue recognition policy for contract services. The terms of the agreement changed from coverage over the customer’s entire contractual service period to a fee per incident model. As a result, the Company changed its revenue recognition policy regarding the recording of service revenue from a net to a gross basis. This change in revenue recognition was applied prospectively. As a result of this change in accounting policy, in the quarter ended March 31, 2013, the Company recorded a one-time, non-cash increase to deferred revenue of approximately $454,000 with an equal offset to revenues and net loss.

At June 30, 2014, we had deferred revenue of approximately $1,197,000 and deferred profit of approximately $8,000. At June 30, 2013, we had deferred revenue of approximately $953,000 and deferred profit of approximately $209,000.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Item 11. Executive Compensation

Performance-Based Incentive Compensation, page 61

7.	Please highlight any performance elements that were instrumental in any performance related compensation, including bonuses.

Response: In connection with the appointment of Steven N. Bronson to the position of Chief Executive Officer and President on July 3, 2013, the Compensation Committee determined that Mr. Bronson would be eligible for an incentive bonus during fiscal year 2014 based on the achievement of certain goals and objectives established by the Board of Directors. Goals and objectives initially established for Mr. Bronson relate to revitalization of the Company’s operations and achievement of financial performance targets, with a potential target incentive bonus of 50% of his base salary, equaling $100,000. After the conclusion of the fiscal year on June 30, 2014 (“FY2014”), the Compensation Committee met and discussed Mr. Bronson’s performance during FY 2014, and the specific accomplishments that were brought to bear. The Compensation Committee concluded that Mr. Bronson’s cost reduction initiatives were successful in dramatically reducing the breakeven point for the Company, and that the resulting corporate footprint was much more nimble and agile as a result of Mr. Bronson’s restructuring efforts. The Compensation Committee also acknowledged the marketing, branding, and product development initiatives completed under Mr. Bronson’s leadership in FY2014, and determined that the commercial efforts underway to rehabilitate Qualstar’s image in the marketplace were gaining traction, and that the sales side of the business was being addressed appropriately. Based on the above determinations the Compensation Committee recommended to the Board of Directors, and the Board of Directors unanimously approved, with Mr. Bronson abstaining from the vote, that pursuant to his 2014 Employment Agreement, Mr. Bronson receive the maximum amount of the eligible performance bonus or $100,000 for FY2014.

The Compensation Committee also recommended to the Board of Directors, and the Board of Directors unanimously approved, with Mr. Bronson abstaining from the vote, that pursuant to his 2014 Employment Agreement, Mr. Bronson shall receive an award of options to purchase 100,000 shares of Qualstar common stock, with a strike price to be set as of the closing price of Qualstar common stock on the date of grant, August 20, 2014. The options vested upon issuance, and have a term of five-years, running through and expiring on the fifth anniversary of the date of grant, unless exercised sooner.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Long Term Equity Incentive Compensations, page 61

8.

Please highlight the material terms of each named executive officer’s employment agreement. We note that Mr. Jan was granted 100,000 shares of restricted stock in April 2014 pursuant to his employment agreement but the material terms of the agreement are not discussed.

Response: Qualstar employed Steven N. Bronson as its Chief Executive Officer and President, pursuant to a written employment agreement, dated July 3, 2013. The agreement provided Mr. Bronson with a base salary of $200,000 per year. Mr. Bronson’s employment agreement also provided for a discretionary bonus of 50% of his base salary, equaling $100,000, based on his success in the following areas: organizational restructuring, a return to P&L profitability (or a return to breakeven), positive operating cash flow, cost containment (at the gross line and within SG&A), sales network expansion, and public company compliance. The employment agreement also provided the Board of Directors discretion in granting Mr. Bronson an equity award based on his performance.

Qualstar hired Dan Jan as its Executive Vice President, beginning April 1, 2014. Mr. Jan’s employment agreement provides for an annual base salary of $200,000. Pursuant to his employment agreement, the Company issued Mr. Jan 100,000 shares of Qualstar restricted common stock, vesting as follows: (a) 33,333 will vest on April 1, 2017; (b) 33,333 will vest on April 1, 2018; and (c) 33,333 will vest on April 1, 2019. Mr. Jan is eligible to earn a discretionary cash bonus in the amount of 30% of his annual salary or $60,000, based on specific targets for the fiscal year ended June 30, 2015. Mr. Jan is also eligible to earn a special bonus, with the amount to be determined by the Board of Directors, based on his origination and contribution to closing an acquisition or a business opportunity that results in increased revenues and earnings for Qualstar for the fiscal year ended June 30, 2015. Additionally, Qualstar agreed to reimburse Mr. Jan for temporary housing for a period of one year commencing on or about April 1, 2014, in an amount up to $1,500 per month.

Qualstar hired Louann Negrete as its Chief Financial Officer beginning on December 2, 2013. Ms. Negrete’s employment agreement provides for an annual salary of $135,000, plus a one-time guaranteed bonus of $10,000 after the first year.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Form 10-Q for the Period Ended December 31, 2014 (filed February 12, 2015)

Financial Statements

Note 3 – Significant customers, concentration of credit risk and geographic information, page 8

9.

We note that your largest customer accounted for 11.9% and 15% of revenues for the six months ended 12/31/14 and 12/31/13 respectively and that the accounts receivable from this largest customer was 31.1% and 15% of the accounts receivable as of 12/31/14 and 12/31/13 respectively. Please expand the disclosure to clarify how you evaluated collectability and whether this indicates a liquidity problem for your customer.

Response: The customer was a significant government agency, and a careful assessment of the purchase process and credit risk was made by Qualstar and the reseller, in advance of the transaction. Our review resulted in a determination that there would not likely be any collection issue or liquidity problem relating to this customer. Also, the payment was received in full prior to filing the 10-Q.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations, page 16

10.

Please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements.

Response:
Three months Ended December 31, 2014
Compared to Three months Ended December 31, 2013

Net Revenues

Net revenues increased to $3.5 million for the three months ended December 31, 2014 from $3.4 million for the three months ended December 31, 2013, an increase of $.1 million, or 2.9%. Qualstar experienced a different mix of products sold in the three months ended December 31, 2014 compared with the three months ended December 31, 2013, which resulted in a slight increase in sales.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Segment Revenue

Power Supplies – Net revenues from power supplies were $1.5 million for the three months ended December 31, 2014 compared with $1.8 million for the three months ended December 31, 2013, a decrease of $0.3 million, or 16.7%. The decrease is attributable to the fact that the Company has seen some projects enter end of life and while we are entering into new contracts they are slow to ramp up.

Data Storage – Net revenues from data storage were $2.0 million for the three months ended December 31, 2014 compared with $1.6 million for the three months ended December 31, 2013, an increase of $0.4 million, or 25.0%. The Company has increased its product offerings in order to be more competitive in the data storage market place. The Company introduced the Q24 model to target buyers with smaller storage capacity needs, and an enhanced RLS model was introduced to provide more flexibility in our system to allow additional storage without having to advance to a larger, more expensive system.

Gross Profit: Gross profit decreased to $1.1 million for the three months ended December 31, 2014 from $1.5 million for the three months ended December 31, 2013. This decrease of $0.4 million, or 26.7%, is primarily attributed to the $0.3 million in the sales of lower margin product and $0.1 million of additional inventory reserves in the three months ended December 31, 2014. The three months ended December 31, 2013 benefited from a material purchase variance attributed to the repurchase of inventory from the former contract manufacturer, Benchmark Electronics.

Engineering: Engineering expenses decreased by $0.3 million, or 50.0%, to $0.3 million for the three months ended December 31, 2014 from $0.6 million for the three months ended December 31, 2013. This decrease is primarily attributed to a reduction in salaries as we reduced headcount and consultant expenses, and closed the Colorado facility during the three months ended December 31, 2013.

Sales and Marketing: Sales and marketing expenses increased by $0.1 million or 20%, to $0.6 million for the three months ended December 31, 2014 from $0.5 million for the three months ended December 31, 2013. The increase is primarily attributed to travel and tradeshow expenses.

General and Administrative: General and administrative expenses remained consistent at $0.7 million for the three months ended December 31, 2014 and 2013. An investment in personnel and an increase in professional services was offset with lower facilities costs and the recovery of bad debts.

Restructuring Expense: In fiscal year 2013, the Company evaluated production capacity, revenue and facility size, of the Simi Valley building and determined that a reduction in facility size to fit the production requirements was needed in the storage segment. This resulted in an abandonment of square footage and a facility restructuring charge applied to the remaining contractual lease payments. The Company also closed the Colorado facility in October 2013 and expensed the remaining rent of $26,000 in the three months ended December 31, 2013. In the three months ended December 31, 2014, the Company terminated the Simi Valley building lease and reversed the abandonment charge as it related to the months after the lease termination date of February 28, 2015, in the amount of $0.2 million.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Other Income: For the three months ended December 31, 2014, the net other income was $11,000, a $6,000 increase from $5,000 for the three months ended December 31, 2013, due to a change in managing the investments.

Provision for Income Taxes: We did not record a provision or benefit for income taxes for the three months ended December 31, 2014 or 2013.

Six months Ended December 31, 2014
Compared to Six months Ended December 31, 2013

Net Revenues

Net revenues increased to $6.8 million for the six months ended December 31, 2014 from $5.6 million for the six months ended December 31, 2013, an increase of $1.2 million, or 21.4%. This increase is primarily attributable to a temporary change in market demand for the Company’s products, and the Company’s ability to service the demand on a short lead-time basis, an improvement in the performance of the Company’s reseller network as a result of the sales re-engineering efforts initiated by Steven N. Bronson and the new management team, and receipt of a large unforecasted order of data storage products from a governmental agency in South Korea.

Segment Revenue

Power Supplies – Net revenues from power supplies were $2.9 million for the six months ended December 31, 2014 compared with $2.8 million for the six months ended December 31, 2013, an increase of $0.1 million, or 3.6%. The Company is seeing new contracts from the new distributor in Europe.

Data Storage – Net revenues from data storage were $3.9 million for the six months ended December 31, 2014 compared with $2.8 million for the six months ended December 31, 2013, an increase of $1.1 million, or 39.3%. The Company has introduced new products and is working to be more competitive in the market place. The Company introduced the Q24 model to target buyers with smaller storage capacity needs and an enhanced RLS model was introduced to provide more flexibility in our system to allow additional storage without having to advance to a larger more expensive system. The seasoned sales force is able to assist in meeting the customer’s data storage needs.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Gross Profit: Gross profit increased to $2.3 million for the six months ended December 31, 2014 from $2.0 million for the six months ended December 31, 2013. This increase of $0.3 million, or 15.0%, is primarily attributed to the $0.4 million reserve for excess and obsolete inventory taken in the six months ended December 31, 2013 and a net recovery of the reserve expense in the six months ended December 31, 2014 of $0.3 million.

Engineering: Engineering expenses decreased by $0.9 million, or 60.0%, to $0.6 million for the six months ended December 31, 2014 from $1.5 million for the six months ended December 31, 2013. This decrease is primarily attributed to a reduction in salaries as we reduced headcount and consultant expenses, and closed the Colorado facility in September, 2013.

Sales and Marketing: Sales and marketing expenses decreased by $0.1 million or 7.7%, to $1.1 million for the six months ended December 31, 2014 from $1.2 million for the six months ended December 31, 2013. The decrease is primarily attributed to a reduction in salaries and commissions as we reduced headcount and a reduction in advertising and promotional expenses.

General and Administrative: General and administrative expenses decreased by $0.6 million or 30.0%, to $1.4 million for the six months ended December 31, 2014 from $2.0 million for the six months ended December 31, 2013. The decrease is primarily attributed to a reduction in legal expenses from the proxy contest in connection with the Company’s 2013 annual shareholders meeting of $0.4 million.

Restructuring Expense: In the six months ended December 31, 2014, the Company terminated its lease and reversed the abandonment charge as it related to the months after the lease termination date of February 28, 2015, in the amount of $0.2 million. In the six months ended December 31, 2013, the Company recorded a $26,000 charge for the abandonment of the Colorado leased facility.

Other Income: For the six months ended December 31, 2014, the net other income was $11,000, down from $18,000 for the six months ended December 31, 2013 due to a reduction in investment income.

Provision for Income Taxes: We did not record a provision or benefit for income taxes for the six months ended December 31, 2014 or 2013.

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Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Please be advised that the Company and its management acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above addresses all of the Commissions’ comments contained in the March 13th Letter. Please do not hesitate to contact the undersigned at (805) 416-7014 if you have any questions concerning the contents of this correspondence or if you require any additional information.

Very truly yours,

/s/ Louann Negrete

Louann Negrete, CFO

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